United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Press Release

Signature Page

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an offer of, nor is it calculated to invite offers for and should not be construed as, an inducement or encouragement to buy or sell, any shares or other securities of Vale S.A. (the “Company”) or of the Group, nor have any such shares or other securities been allotted with a view to any of them being offered for sale to or subscription by the public. No new shares in the capital of the Company will be allotted and issued in connection with, or pursuant to this announcement. Prospective investors should refer to the listing document dated 2 December 2010 (the “Listing Document”) issued by the Company.
Unless otherwise defined in this announcement, capitalised terms shall have the same meaning as those defined in the Listing Document.
Vale S.A.
(incorporated in Brazil as a Sociedade por Ações)
(Stock code: 6210 for Common Depositary Receipts)
(Stock code: 6230 for Class A Preferred Depositary Receipts)
SECONDARY LISTING OF DEPOSITARY RECEIPTS
ON THE MAIN BOARD OF THE STOCK EXCHANGE OF
HONG KONG LIMITED BY WAY OF INTRODUCTION
Designated broker identity numbers and recent trading information in respect of the Shares on BM&FBOVESPA and the ADRs on NYSE
Sponsor
J.P. Morgan
J.P. Morgan Securities (Asia Pacific) Limited

The Company issues this announcement to provide details of the designated broker identity numbers and the recent trading information in respect of the Shares on BM&FBOVESPA and the ADRs on NYSE.
Prospective investors should refer to the Listing Document (including the risk factors contained in the section headed “Risk Factors” of the Listing Document) and the announcement dated 2 December 2010 issued by the Company before deciding to invest in the HDRs.
Reference is made to the Listing Document and the announcement dated 2 December 2010 issued by the Company.
DESIGNATED BROKER IDENTITY NUMBERS
As disclosed in the section headed “Listings, terms of Depositary Receipts and Depositary Agreements, registration, dealings and settlement — liquidity arrangements” of the Listing Document, prior to the Introduction and during the Designated Period, the Designated Dealer will seek to undertake liquidity arrangements in circumstances as described in that section.
In order to assist in the identification and thereby seek to enhance the transparency of the liquidity arrangements conducted by the Designated Dealer on the Hong Kong market, according to the Designated Dealer, it has set up designated broker identity numbers solely for the purposes of carrying out such liquidity arrangements. The designated broker identity numbers are set out as follows:

Designated Dealer	Designated broker identity numbers

J.P. Morgan Broking (Hong Kong) Limited	7684 / 7685
RECENT TRADING INFORMATION IN RESPECT OF THE SHARES ON BM&FBOVESPA AND THE ADRS ON NYSE
The following tables set out certain trading information in respect of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE from 26 November 2010 (being the business day in Brazil and the United States following the Latest Practicable Date) to 2 December 2010 (being the business day in Brazil and the United States immediately preceding the date of this announcement):

Common Shares traded on BM&FBOVESPA

	Price (Reais)			Trading volume
Date	Day high	Day low	Closing	(Shares)
26 November 2010	54.73	54.05	54.09	2,194,000
29 November 2010	54.50	53.47	54.21	3,615,500
30 November 2010	54.60	53.53	53.56	4,567,500
1 December 2010	55.50	54.37	55.30	2,670,900
2 December 2010	56.40	55.21	55.90	2,704,000
Class A Preferred Shares traded on BM&FBOVESPA

	Price (Reais)			Trading volume
Date	Day high	Day low	Closing	(Shares)
26 November 2010	48.92	48.48	48.52	9,745,000
29 November 2010	48.95	47.90	48.50	10,539,100
30 November 2010	48.70	47.82	48.00	16,578,700
1 December 2010	49.45	48.63	49.23	14,398,800
2 December 2010	49.97	49.12	49.50	11,407,200
ADRs representing the Common Shares traded on NYSE

	Price (USD)			Trading volume
Date	Day high	Day low	Closing	(ADRs)
26 November 2010	32.17	31.78	31.80	7,613,571
29 November 2010	32.30	31.23	32.26	17,882,271
30 November 2010	32.25	31.45	31.68	23,606,713
1 December 2010	33.00	32.36	32.84	17,984,286
2 December 2010	33.67	32.86	33.57	18,436,088

ADRs representing the Class A Preferred Shares traded on NYSE

	Price (USD)			Trading volume
Date	Day high	Day low	Closing	(ADRs)
26 November 2010	28.87	28.56	28.67	3,524,579
29 November 2010	28.86	28.06	28.77	9,787,532
30 November 2010	28.81	28.12	28.39	10,634,713
1 December 2010	29.43	28.93	29.30	9,641,048
2 December 2010	29.87	29.32	29.78	8,245,947
The above trading information is provided for reference purposes only. The trading price of the HDRs on the Stock Exchange following the Introduction may differ from the trading price of the Shares on BM&FBOVESPA or ADRs on NYSE. Prospective investors should refer to the Listing Document (including the risk factors contained in the section headed “Risk Factors” of the Listing Document) and the announcement dated 2 December 2010 issued by the Company before deciding to invest in the HDRs.
FURTHER ANNOUNCEMENTS
Dealings in the HDRs on the Stock Exchange are expected to commence on 8 December 2010. As indicated in the section headed “Listings, terms of Depositary Receipts and Depositary Agreements, registration, dealings and settlement — investor awareness” of the Listing Document, a daily announcement will be released on the Stock Exchange’s website disclosing the closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE on three consecutive business days in Brazil and the United States, respectively, prior to the Listing Date. These announcements will be made on 6 December 2010 (in respect of the closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE on 3 December 2010), 7 December 2010 (in respect of the closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE on 6 December 2010) and not later than 9:00 a.m. on 8 December 2010 (in respect of the closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE on 7 December 2010).

Also, as stated in the section headed “Listings, terms of Depositary Receipts and Depositary Agreements, registration, dealings and settlement — investor awareness” of the Listing Document, the Company will, as soon as practicable and in any event before the opening of trading hours on the Business Day immediately before the first day of the Introduction, release an announcement on the Stock Exchange to inform the investing public of the following information as at the latest practicable date prior to such announcement: the number of HDRs in respect of which the Custodian has received instructions from existing ADR Holders for the conversion of ADRs to HDRs and the total number of HDRs which have been registered on the HDR Register.

Chief Financial
and
Investor Relations Officer
of
Vale S.A.
Guilherme Perboyre Cavalcanti
Hong Kong, 3 December 2010
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: December 2, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations